UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated January 24, 2025 announcing the registrant’s completion of debt instrument issuance.

Istanbul, January 24, 2025

Announcement Regarding Completion of Debt Instrument Issuance

The sale process of the sustainable bond issuance of our Company with a nominal amount of USD 500 million, 7-year maturity, a redemption date of 24.01.2032, a fixed annual coupon rate of 7.65%, and a sales price of 100% of the nominal value, to qualified investors abroad was completed on January 24, 2025. The subscription agreement for the issuance was signed on January 22, 2025. The sustainable bond is listed on the Irish Stock Exchange (Euronext Dublin). The proceeds were transferred to our Company's accounts.

Notification Regarding Issue of Capital Market Instrument (Debt Instrument)

Board Decision Date	: 25.10.2024

Related Issue Limit Info
Currency Unit	: USD
Limit	: 500,000,000 USD
Issue Limit Security Type	: Debt Securities
Sale Type	: Oversea
Domestic / Oversea	: Oversea
Capital Market Board Approval Date	: 28.11.2024

Capital Market Instrument to be Issued Info
Type	: Sustainable Bond
Maturity Date	: 24.01.2032
Maturity (Day)	: 2556
Sale Type	: Oversea
The country where the issue takes place	: Ireland
Is The Issued Capital Market Instrument Green/Sustainability-Themed?	: Sustainable
Central Securities Depository	: DTC/Euroclear/Clearstream
Nominal Value of Capital Market Instrument Sold	: 500,000,000
Maturity Starting Date	: 24.01.2025
Issue Exchange Rate	: 35.599
Interest Rate Type	: Fixed Rate
Traded in the Stock Exchange	: Yes
Payment Type	: Foreign Exchange Payment
ISIN Code	: XS2981975613
Coupon Number	: 14
Currency Unit	: USD
Coupon Payment Frequency	: Once Every Six Months

Redemption Plan of Capital Market Instrument Sold

Coupon Number	Payment Date**	Was The Payment Made?
1	24 July 2025
2	24 January 2026
3	24 July 2026
4	24 January 2027
5	24 July 2027
6	24 January 2028
7	24 July 2028
8	24 January 2029
9	24 July 2029
10	24 January 2030
11	24 July 2030
12	24 January 2031
13	24 July 2031
14	24 January 2032
Principal/Maturity Date Payment Amount	24 January 2032

** If the payment date is not a business day, it shall mean the following business day

Issuer Rating Note

Rating Company	Rating Note	Rating Date	Is it Investment Grade?
Fitch Ratings, S&P Ratings	Fitch: BB- (Stable), S&P: BB (Stable),	20.12.2024	No

Capital Market Instrument Rating Note

Rating Company	Rating Note	Rating Date	Is it Investment Grade?
Fitch Ratings, S&P Ratings,	Fitch: BB-, S&P: BB	13.01.2025	No

Disclaimer

This press release does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered, sold or delivered within the United States or to or for the benefit of, U.S. persons (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from the registration requirements of thes Securities Act. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 24, 2025	By:	/s/ Özlem Yardım

		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 24, 2025	By:	/s/ Kamil Kalyon

		Name:	Kamil Kalyon
		Title:	Chief Financial Officer